United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 1-5375

Technitrol, Inc. 401(k) Retirement Savings Plan
(Full title of the Plan and address of the Plan, if different from that of the issuer named below.)

Technitrol, Inc.
1210 Northbrook Drive, Suite 385
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors
Technitrol, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2004

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Contribution receivable:		
Employer	$ 11,605	$ 11,985
Employee	21,327	21,433
Investments:		
Fidelity funds:		
Retirement Money Market Portfolio	1,633,684	1,857,759
U.S. Bond Index	505,116	416,004
Equity-Income	843,482	698,575
Freedom 2000	427,959	408,371
Freedom 2010	1,074,775	821,290
Freedom 2020	853,030	626,707
Freedom 2030	677,674	469,616
Freedom 2040	14,745	7,632
Freedom Income	112,592	116,536
Aggressive Growth	767,152	673,812
Blue Chip Growth	1,504,534	1,152,053
Dividend Growth	1,195,968	904,738
Low-Priced Stock	861,597	406,157
Spartan U.S. Equity Index	1,038,845	748,521
Diversified International	693,471	458,612
Technitrol, Inc. Common Stock	4,469,154	4,142,850
Participant Notes Receivable	344,882	306,590
Total investments	17,018,660	14,215,823
Net assets available for plan benefits	$ 17,051,592	$ 14,249,241

See accompanying notes to financial statements.

TECHNITROL, INC. 401(K) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Changes to net assets attributed to:		
Interest and dividends	$ 211,477	$ 188,293
Contributions:		
Employer	615,261	580,750
Employee	1,077,270	1,184,805
Rollover	58,928	215,966
Net appreciation/(depreciation) in fair value of investments	3,015,764	(4,839,758)
Total additions/(deductions)	4,978,700	(2,669,944)
Deductions from net assets attributed to:		
Benefits paid to participants	2,153,903	1,623,974
Deemed distributions of participant loans	7,766	--
Administrative expenses	14,680	15,718
Total deductions	2,176,349	1,639,692
Net increase/(decrease) in net assets available for plan benefits	2,804,351	(4,309,636)
Net assets available for plan benefits:		
Beginning of year	14,249,241	18,558,877
End of year	$17,051,592	$14,249,241

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Technitrol, Inc. (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements and leased employees. Full-time employees are eligible to participate in the Plan on the first day of the month following their date of employment. Part-time employees are eligible to participate in the Plan, on the first day of the month following their completion of at least 1,000 hours of service during a twelve-month eligibility computation period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute to the lesser of 60 percent (60%) or $12,000 in 2003, $11,000 in 2002, of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. This contribution is subject to the limit provided by Section 402 (g) (5) of the Internal Revenue Code. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of four percent (4%) of the participant's qualified annual wages.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2003, there was $39,325 of participant accounts for which participants have been terminated but have not received requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made to the Plan prior to September 1, 1999, are based on years of service. After completing two years of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after six years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $234 and $28,595 in the Plan years ended December 31, 2003 and 2002, respectively.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have one only loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance. Participants are considered eligible for distributions should they meet all requirements under the Federal Social Security Act.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working. Any participants who were age 70 ½ before January 1, 1998, who had not retired, and who were not a five percent (5%) owner at any time after attaining age 66, may elect to defer receiving retirement benefits until the April following their actual date of retirement.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested accrued benefit. Should a participant's accrued benefit exceed $5,000, the participant may elect a lump sum distribution or have the accrued benefit remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Share of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchase and sale of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2003 and 2002, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2003	2002
Fidelity Retirement Money Market Portfolio	1,633,684	$1,857,759
Fidelity Freedom 2010	1,074,775	821,290
Fidelity Freedom 2020 *	853,030	626,707
Fidelity Blue Chip Growth	1,504,534	1,152,053
Fidelity Dividend Growth	1,195,968	904,738
Fidelity Spartan U.S. Equity Index	1,038,845	748,521
Fidelity Low-Priced Stock	861,597	406,157
Technitrol, Inc. Common Stock	4,469,154	4,142,850

* Less than 5% of the Plan's net assets available for benefits in the prior year.

During 2003 and 2002 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $3,015,764 and $(4,839,758) as follows:

	2003	2002
Mutual funds	$1,930,670	$(1,824,570)
Common stock	1,085,094	(3,015,188)
	$3,015,764	$(4,839,758)

The fair value of Technitrol Common Stock in the Plan at December 31, 2003 and 2002 was $4,469,154 and $4,142,850, representing 215,485 shares at December 31, 2003 and 256,682 shares at December 31, 2002.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company became the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction. Effective March 31, 2002, participants may not invest more than 15% of a current contribution in Technitrol Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

On July 22, 1993, the Company received a determination letter from the Internal Revenue Service indicating the Plan and the Trust established thereunder are exempt from income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

TECHNITROL, INC. 401(k) RETIREMENT SAVINGS PLAN

Schedule H, line 4, - Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Current Value
Fidelity funds*:	
Retirement Money Market Portfolio	1,633,684
U.S. Bond Index	505,116
Equity-Income	843,482
Freedom 2000	427,959
Freedom 2010	1,074,775
Freedom 2020	853,030
Freedom 2030	677,674
Freedom 2040	14,745
Freedom Income	112,592
Aggressive Growth	767,152
Blue Chip Growth	1,504,534
Dividend Growth	1,195,968
Low-Priced Stock	861,597
Spartan U.S. Equity Index	1,038,845
Diversified International	693,471
Technitrol, Inc. Common Stock	4,469,154
Participant Notes Receivable (interest rate of 5.75%)	344,882
Total investments	$17,018,660

*Indicates a Party-in-Interest

*See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Technitrol, Inc. 401(k) Retirement Savings Plan
(Name of Plan)

Date JUNE 25, 2004

David W. Lacey
Vice President, Human Resources, Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors
Technitrol, Inc.:

We consent to the incorporation by reference in the registration statement (33-35334) on Form S-8 of Technitrol, Inc. of our report dated June 7, 2004 relating to the statements of net assets available for plan benefits of the Technitrol, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Technitrol, Inc. 401(k) Retirement Savings Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 24, 2004